SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
October 12, 2004



1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

581,264

8. SHARED VOTING POWER

27,844

9. SOLE DISPOSITIVE POWER

1,819,396_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,819,396

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.13%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of The New Germany Fund,
Inc. ("GF"). The principal executive offices of GF are located at 60 Wall Street, New York, NY 10005.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Phillip Goldstein, 60
Heritage Drive, Pleasantville, NY 10570.

Phillip Goldstein is a self-employed investment advisor. He is also President of Kimball and Winthrop, Inc., an investment advisory firm.

During the last 5 years none of the reporting persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Phillip Goldstein is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Mr. Phillip Goldstein has accumulated shares of the Issuer on behalf of accounts that are managed by him. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION
At the Fund's annual meeting on June 22, 2004, shareholders approved by a margin of 61% to 39% a shareholder proposal requesting that the board of directors promptly take the steps necessary to open-end the Fund or otherwise enable stockholders to realize net asset value for their shares. To date, the board has not implemented the proposal. On October 20, 2004, the reporting person expressed to the Fund's management their belief that the board should take meaningful action to address the Fund's discount at the next board meeting. In the event the board does not take such action, the reporting person will consider his options, including conducting a proxy contest and commencing litigation.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the semi-annual report filed on Septemebr 9, 2004 there were 25,522,725 shares outstanding as of June 30, 2004. The percentage set forth in this item (5a) was derived using such number.

Mr. Phillip Goldstein is deemed to be the beneficial owner of 1,819,396 shares of GF or 7.13% of the outstanding shares.

b. Power to dispose of securities resides solely with Mr. Phillip
Goldstein for 1,819,396 shares. Power to vote securities resides solely with Mr. Phillip Goldstein for 581,264 shares and jointly for 27,844 shares.

c. During the last sixty days the following shares of common stock were purchased (there were no sales):

10/12/04    600,000 @ 7.625 and 30,000 @ 7.65
10/13/04    61,100 @ 7.6895
10/14/04    33,000 @ 7.62
10/19/04    3,000 @ 7.73

d. Beneficiaries of accounts managed by Mr. Phillip Goldstein and Mr. Dakos are entitled to receive any dividends or sales proceeds.

e. NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/20/04

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein